
Proactively Prevent Cyberattacks
AI-Powered Proactive Cyber Threat Intelligence
Sam Wheelers
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INVEST IN **TRUKNO**

Predictive Threat Analytics to help enterprises prevent a cyberattack

LEAD INVESTOR



Vivek Kumar Technology and Data Principal

I trust in the TruKno's vision to provide a safe cyber world when a lot of companies are being attacked for important customer information every minute of the day. TruKno provide unique capability to consolidate various kinds & levels of threat and presents them back to support cyber-security teams which is one of a kind leading product. What fascinated me is not only organic growth it has achieved so far but the true potential of providing us with a world leader cyber threat intelligence tool.

Invested $5,000 this round

trukno.com Denver Colorado

Highlights

1. Huge growth opportunity in a large cybersecurity market - 4.5M users & $11.6B TAM (not guaranteed)

2. Proven adoption in enterprise: Projecting $1M Annual Subscription Revenue in 1 year (not guaranteed)

3. Rapidly gaining traction in the enterprise across diverse industries (finance, healthcare, retail).

4. Disruptive AI-tech that allows enterprises to predict hackers' sophisticated cyberattack sequences.

5. Empowers enterprises to proactively reduce risk of a devastating cyberattack.

6. Amazing founding team with deep expertise in cybersecurity, SaaS, advanced AI, & enterprise sales.

8. Try our cyber threat dashboards now: www.TruKno.com

Our Team



Manish Kapoor CEO

A seasoned cybersecurity tech entrepreneur with 20+ years experience in building & selling advanced cyber solutions in the enterprise segment (including 10 years at Cisco Systems).



Ebrahim Saed CTO

A wiz in programming, Ebrahim is a full stack application developer with 15 years of experience in software development building large scale SaaS solutions.



Hanna Honcharenko Head of Web UI/UX Development

Hanna has been involved extensively for 10+ years in developing with frontend software



frameworks like REACT and is an expert in UI/UX web development.



Aayesh Umar Senior Threat Analyst

Specialist in cyber threat analysis (including analyzing advanced adversary attack techniques) . Holds a masters degree in cybersecurity.



Gitesh Sharma Lead UI/UX Designer

Genius in developing modern yet highly functional designs and user workflows for SaaS platforms.

Pitch

Invest in a breakthrough technology to proactively prevent cyberattacks.

Cyberattacks are increasing at an alarming rate impacting our hospitals, schools, banks, governments & businesses. Industry experts estimate a cyberattack occurs every 39 seconds.


Cybersecurity is the biggest threat facing humanity


Facebook
533,000,000
Shanghai Police
Experian Brazil
220,000,000
Microsoft
250,000,000
Pakistani mobile operators
115,000,000
Dubsmash
162,000,000
Plex
Epik
CDEK
Contact tracing data
EyeEm
Experian SA
Park Mobile

today.



Warren Buffet


Capital One
100,000,000
Chtrbox
Anthem Health
79,000,000
Indian citizens
275,000,000
OxyData
380,000,000
Ixigo
Fotolog

Exponential Growth Opportunity

Today, only 4% (estimate) of the cybersecurity staff has easy access to proactive & actionable cyber threat intelligence to prevent a cyberattack. The key reason the present adoption rate is so low is due to the fact that existing solutions are highly cumbersome, complex and expensive.

This presents a large untapped market opportunity that TruKno is targeting.

Large Untapped Market Opportunity (4.5M cybersecurity users)

$11.6B


Adoption Today: 4%


TruKno's Mission: 100%



Source: Statista.

AI-Powered Disruptive Technology

Our Artificial Intelligence powered platform automates the curation of thousands of cyber threat advisories & alerts into easy to use & highly actionable threat intelligence in real time.

Cybersecurity staff members are able to use these insights to take proactive steps to prevent a cyberattack.

*Fun Fact: **TruKno** (company name) stands for 'Truth through Knowledge'*


Cyber Threat Advisories
Automated Analysis
Easy to Use & Actionable Proactive Cyber Threat Intelligence

New Innovation in the Cyber Industry

Adversary Attack Sequence Prediction (AASP) model

Cyber adversaries (hackers) are constantly changing their attack techniques & procedures (i.e. 'Attack Sequence') to defeat all enterprise security systems.

TruKno's proprietary AASP technology allows enterprises to not only track the latest attack sequences used by hackers but also build advanced prediction models to proactively reduce risk of a breach.



ADVERSARY ATTACK SEQUENCE PREDICTION (AASP)
RECONN.
RESOURCE DEVELOPMENT
INITIAL ACCESS
EXECUTION
PERSISTENCE
PRIVILEGE ESCALATION
DEFENSE EVASION
CREDENTIAL ACCESS
DISCOVERY
LATERAL MOVEMENT
COLLECTION
COMMAND & CONTROL
EXFILTRATION
IMPACT

Proven Adoption in the Enterprise

We have gained great traction in the first last 12 months of going into full production & actively supporting 15 new enterprise trials across diverse set of

industries.

We are projecting to reach $500K annual recurring revenue in 2023.


Projected
Revenue
Growth
$750K
$500K
$250K
$100K
7X
2021
2022
2023
Future Projections


15 New Enterprise Trials
Finance (4)
Energy (1)
MSSP (3)
Govt (1)
Retail (2)
Other (4)

Forward-looking projections cannot be guaranteed.

Customers Love Us!

Using TruKno's actionable proactive threat intelligence, enterprise cybersecurity staff is able to significantly accelerate their threat hunting while saving valuable time. All of this leads to reduced risk of cyberattack.



Reduce Breach Risk



Improve Threat Hunting



Save Time

TruKno focus on attack behavior analytics, not just

Our threat hunting & detection engineering team

TruKno dashboards are ***beautifully designed & super***

IOCs **offers essential insights to my security analysts.**

James (Chief Security Officer)

leverages TruKno platform daily.

Greg (Dir, Threat Intelligence)

easy to use to keep up with the modern cyber threat landscape.

Tyler (IT Director)

Exciting Growth Plans

Over the next 12 months, we are actively working on major initiatives to exponentially scale our customer base and revenues. This includes building a strong go-to-market channel via partnerships with MSPs, OEM vendors, Distributors, etc. We are already negotiating 3 of these partnership deals right now.

Further, our roadmap plan has some really exciting and advanced features that will allow to increase our average revenue per customer by 70%.

$1M — Reach $1M annual recurring revenue

Channel Partnerships to grow customer base exponentially

70% — Increase average revenue per customer by 70%

Build a strong brand via thought leadership & targeted marketing

Forward-looking projections cannot be guaranteed.

Invest in TruKno Today!

Your support will truly make a difference.

Please support our team & our mission by investing in TruKno.

It will enable us to scale our solution to get vital proactive cyber threat intelligence to 100% of cybersecurity staff so they can prevent cyberattacks against our hospitals, schools, banks, governments & businesses.


THANK YOU!